TRANSGLOBE ENERGY CORPORATION FILES 2008 RESERVES INFORMATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 9, 2009 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced it has filed its reserves information for the year ended December 31, 2008. The documents, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), include forms NI51-101 F1, F2 and F3, in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

TransGlobe is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ under the symbol TGA.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com